Exhibit 99.1

AMENDMENT

 TO THE LOAN AGREEMENT DATED JUNE 11, 2009

Between Stins Coman Incorporated (The: “Lender”), and RiT Technologies Ltd. (the: “Borrower”)

THIS Amendment (the "Amendment ") is made and entered into as of the 6 day of August, 2012;

WHEREAS
The parties have entered into the Loan Agreement dated June 11, 2009, (which was approved by RiT’s Audit Committee, Board of Directors and shareholders), as well as into a few Addendums/Amendments thereto (together the “Loan Agreement”); and

WHEREAS
The parties wish to extend (again) the timeframe during which RiT may draw any part of the loan as well as to increase (again) the loan’s “Maximum Amount” (as defined in Section 1.5 of the Loan Agreement);

NOW therefore, both parties agree as follows:

1.	Section 1.6 of the Loan Agreement, as amended, is hereby amended in its entirety and replaced with the following renewed section:

“(1.6.) A total term within which the Lender undertakes to provide the Borrower with any part of the loan, starts from the Effective Date and until December 31, 2013 (herein: the “ Term”).”

2.	Section 1.5 of the Loan Agreement is hereby amended in its entirety and replaced with the following renewed section:

“(1.5) Total maximum amount of the loan granted to the Borrower by the Lender within the duration of the Term, should not exceed US$ 25,000,000 (twenty five million dollars) (hereinafter: the “Maximum Amount”).”

3.	All other provisions of the Loan Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

_________________________________________________	_________________________________________________
Stins Coman Incorporated	RIT Technologies Ltd.
By: Sergey Anisimov, President	By: Vadim Leiderman, President &CEO